

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2013

Via E-mail
Mr. Daniel J. Schmechel
Chief Financial Officer
Ecolab Inc.
370 Wabasha Street North
St. Paul, MN 55102

> **Re:** **Ecolab Inc.**
> **Form 10-K**
> **Filed February 26, 2013**
> **File No. 1-9328**

Dear Mr. Schmechel:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report

Management's Discussion and Analysis, page 9

Results of Operations, page 14

1. You state on page 10 in the Executive Summary you used new products, among other things, to leverage margins and deliver a strong earnings gain and on page 11 that you were successful introducing several new products across your legacy platforms. Please revise future filings to quantify and discuss the extent to which new products/product line launches have impacted revenues and gross and operating margins.

Goodwill and Other Intangible Assets, page 34

2. You state that the current year goodwill impairment review incorporated the new qualitative assessment guidance but that supplemental quantitative procedures were performed on the EMEA reporting unit given the European economic conditions as well as the Global Water, Global Paper and Global Energy reporting units given the recent closing of the merger with Nalco. In the paragraph that follows, you discuss that the estimated fair value exceeded the carrying value of the Global Water, Global Paper and Global Energy reporting units by "a low margin as these separate reporting units were acquired on December 1, 2011 when the carrying value equaled the fair value." However, it does not appear you address the EMEA reporting unit. Please tell us the headroom between the estimated fair value over carrying value for EMEA and provide a discussion of the specific events, trends and/or circumstances that could have a continued negative effect on EMEA's estimated fair value. In future filings, as goodwill is 96% of total equity as of December 31, 2012, if you have determined that the estimated fair values for your remaining reporting units substantially exceed carrying values, please disclose that determination.

13. Research Expenditures, page 50

3. Please revise future filings to disclose to the extent material the amount of customer-sponsored research relating to the development of new products or improvement of existing products. Refer to Item 101(C)(1)(xi) of Regulation S-K.

Form 10-Q for the period ended March 31, 2013

2. Special (Gains) and Charges, page 9

4. Please revise future filings to provide all of the disclosures required by SAB Topic 5.P.4. Specifically, please quantify the savings you expect to realize from the Combined Restructuring Plan and the period the effects are expected to be realized. Subsequently, disclose whether you have realized the anticipated savings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief